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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934.

KERR-MCGEE CORPORATION
(Name of Subject Company (Issuer))

KERR-MCGEE CORPORATION (ISSUER)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

492386107
(CUSIP Number of Class of Securities)

Gregory F. Pilcher
Senior Vice President,
General Counsel and Secretary
Kerr-McGee Corporation
Kerr-McGee Center
Oklahoma City, Oklahoma 73125
(405) 270-1313
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Scott F. Smith
Stephen A. Infante
Covington & Burling
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,002,000,000	$471,036

*
Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 43,500,000 outstanding shares of Common Stock at the maximum tender offer price of $92.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$471,036
Form or Registration No.:	Schedule TO
Filing Party:	Kerr-McGee Corporation
Date Filed:	April 18, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on April 18, 2005 (the "Schedule TO") by Kerr-McGee Corporation, a Delaware corporation ("Kerr-McGee" or the "Company"), relating to the offer by the Company to purchase up to 43,500,000 shares of its common stock, par value $1.00 per share (the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $92.00 nor less than $85.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2005, and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer"). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the Related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        The information contained in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Item 5 of the Schedule TO entitled "Past Contacts, Transactions, Negotiations and Agreements," which incorporates by reference the information contained in Section 10 entitled "Certain Information Concerning Us" and Section 11 entitled "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, a copy of which was filed with the original Schedule TO as Exhibit (a)(1)(i), are hereby amended as follows:

        Section 11 entitled "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is hereby amended by replacing the last two entries in the bullet list under the subsection entitled "Stock-Based Plans" on pages 43-44 of the Offer to Purchase with the following:

  •
  the Oryx UK Energy Employee Share Ownership Plan;

  •
  the Kerr-McGee UK Employee Savings Plan;

  •
  the Kerr-McGee (U.K.) Employee Share Plan;

  •
  the Belco Oil & Gas Corp. 1996 Stock Incentive Plan; and

  •
  the EPGC Directors Stock Option Plan.

        Section 11 entitled "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is hereby amended by replacing the fourth paragraph in the subsection entitled "Savings Investment Plan" on page 47 of the Offer to Purchase with the following:

        Oryx UK Energy Employee Share Ownership Plan/Kerr-McGee UK Employee Savings Plan.    Oryx U.K. Energy Company established an Inland Revenue approved share ownership plan in May 1990 named the Oryx UK Energy Employee Share Ownership Plan (the "Oryx Plan"), in which all full time employees of Oryx U.K. Energy Company and its subsidiaries could participate. Under the Oryx Plan employees had an opportunity to buy shares in Oryx Energy Company (then listed on the New York Stock Exchange), using deductions from monthly salary, which were subject to applicable statutory limits. Deductions were paid into the Oryx Plan trust until used by Noble Lowndes Settlement Trustees Limited, the original trustees, to buy shares in Oryx Energy Company on behalf of participants. For every Oryx Energy Company share purchased by the employee, Oryx Energy Company contributed one matching share. Both employee-purchased and matching shares of Oryx Energy Company were held in trust by the trustees. Oryx Energy Company shares had to be held for a retention period of two years. Employee-purchased shares could be sold at the end of this period without deductions for UK income tax or national insurance contributions; matching shares had to be held for a total of three years before

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having the same tax status. Employees were paid dividends, following deduction of United States withholding tax and United Kingdom income tax.

        Following the acquisition of Oryx Energy by Kerr-McGee in 1999, the Oryx Plan was varied by supplemental deed between Oryx U.K. Energy Company, Noble Lowndes Settlement Trustees Limited and Kerr-McGee Corporation. The Oryx Plan was re-named the Kerr-McGee UK Employee Savings Plan (the "UK 1999 Plan") and, with effect from the date of merger between Oryx Energy and Kerr-McGee, shares used for the purposes of the Oryx Plan became Kerr-McGee shares. Under the UK 1999 Plan, which was open to all employees and directors of participating companies, employees could again contribute amounts (not exceeding 6% of salary annually) to the UK 1999 Plan trust to be used by the trustees for the purchase of Kerr-McGee shares on a monthly basis. For each employee-purchased share, Kerr-McGee contributed a matching share. The same retention periods applied under the UK 1999 Plan as under the Oryx Plan. As of April 19, 2005, a total of 5,435 shares remain in the Oryx Plan and a total of 52,220 shares remain in the UK 1999 Plan.

        The Kerr-McGee (U.K.) Employee Share Plan.    On 8 March 2002, the Board of KM Investment Corporation approved the establishment of the Kerr-McGee (U.K.) Employee Share Plan (the "UK 2002 Plan"). The Oryx Plan and the UK 1999 Plan were terminated upon the approval of the UK 2002 Plan, though shares purchased or contributed thereunder continue to be governed by the terms of such plans. The UK 2002 Plan trustees are Mourant ECS Trustees Limited. Original participating companies in the UK 2002 Plan were Kerr-McGee North Sea (U.K.) Limited and Kerr-McGee Pigments (Europe) Limited. The UK 2002 Plan allows participants to buy Kerr-McGee shares (with voting and dividend rights), using contributions from monthly pay, before deductions for UK income tax and national insurance have been made. The trustees use contributions monthly to buy as many Kerr-McGee shares (known as "partnership shares") as possible on the New York Stock Exchange at their then current market value. Dividends are used by the trustee to reinvest in the UK 2002 Plan to buy "dividend shares". For every partnership share, KM Investment Corporation pays for two "matching shares". Matching and dividend shares cannot be withdrawn from the UK 2002 Plan during the three years immediately following the applicable award date. At April 19 2005, the UK 2002 Plan contained a total of 45,444 allocated shares; 1,717 dividend shares, 29,218 matching shares and 14,509 partnership shares.

        For more information regarding the terms of our equity incentive plans, debt agreements, executive employment agreements and certain other agreements, we refer you to the entire text of the documents filed as Exhibits (d)(1) through (d)(33) to our Issuer Tender Offer Statement on Schedule TO, as the same may be amended from time to time, which are incorporated herein by reference. The forgoing descriptions of our stock-based plans are qualified in their entirety by reference to the full text of the stock plans filed with the Commission.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(vii)	Letter, dated April 26, 2005, from Oryx UK Energy Employee Share Ownership Plan Trustee.
(a)(1)(viii)	Letter, dated April 26, 2005, from Kerr-McGee UK Employee Savings Plan Trustee.
(a)(1)(ix)	Letter, dated April 26, 2005, from Kerr-McGee (U.K.) Employee Share Plan Trustee.
(d)(30)	Oryx U.K. Energy Company Share Ownership Plan, dated May 24, 1990, by and between Oryx U.K. Energy Company and Noble Lowndes Settlement Trustees Limited.
(d)(31)	First Supplemental Deed relating to the Oryx U.K. Energy Company Share Ownership Plan, dated March 6, 1997, by and between Oryx U.K. Energy Company and Noble Lowndes Settlement Trustees Limited.

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(d)(32)	Second Supplemental Deed relating to the Oryx U.K. Energy Company Share Ownership Plan by and among Oryx U.K. Energy Company, Noble Lowndes Settlement Trustees Limited and Kerr-McGee Corporation.
(d)(33)
Kerr-McGee (U.K.) Employee Share Plan, dated March 21, 2002, by and among KM Investment Corporation, Kerr-McGee North Sea (U.K.) Limited, Kerr-McGee Pigments (Europe) Limited and Mourant ECS Trustees Limited.

4

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KERR-MCGEE CORPORATION
By:	(John M. Rauh) Name: John M. Rauh Title: Vice President and Controller

Dated: April 26, 2005

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INDEX TO EXHIBITS

(a)(1)(i)	Offer to Purchase, dated April 18, 2005.*
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 18, 2005.*
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 18, 2005.*
(a)(1)(vi)	Letter dated April 18, 2005, from Kerr-McGee Corporation Savings Investment Plan Trustees.*
(a)(1)(vii)	Letter, dated April 26, 2005, from Oryx UK Energy Employee Share Ownership Plan Trustee.**
(a)(1)(viii)	Letter, dated April 26, 2005, from Kerr-McGee UK Employee Savings Plan Trustee.**
(a)(1)(ix)	Letter, dated April 26, 2005, from Kerr-McGee (U.K.) Employee Share Plan Trustee.**
(a)(5)(i)	Form of summary advertisement, dated April 18, 2005.*
(a)(5)(ii)	Press release dated April 18, 2005, announcing the tender offer.*
(b)(i)
$5,000,000,000 Senior Secured Facilities and $1,000,000,000 Interim Facility Commitment Letter, dated April 13, 2005, by and among Kerr-McGee Corporation, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Lehman Brothers Inc. and Lehman Commercial Paper Inc.*
(d)(1)
Rights Agreement dated as of July 26, 2001, by and between the company and UMB Bank, n.a., filed as Exhibit 4.1 to the company's Registration Statement on Form 8-A filed on July 27, 2001, and incorporated herein by reference.
(d)(2)
First Amendment to Rights Agreement, dated as of July 30, 2001, by and between the company and UMB Bank, n.a., filed as Exhibit 4.1 to the company's Registration Statement on Form 8-A/A filed on August 1, 2001, and incorporated herein by reference.
(d)(3)
Kerr-McGee Corporation Direct Purchase and Dividend Reinvestment Plan filed on September 9, 2001, pursuant to Rule 424(b)(2) of the Securities Act of 1933 as the Prospectus Supplement to the Prospectus dated August 31, 2001, and incorporated herein by reference.
(d)(4)
Kerr-McGee Corporation Deferred Compensation Plan for Non-Employee Directors as amended and restated effective January 1, 2003, filed as Exhibit 10.1 to the Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
(d)(5)
Kerr-McGee Corporation Executive Deferred Compensation Plan as amended and restated effective January 1, 2003, filed as Exhibit 10.4 to the Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
(d)(6)	Benefits Restoration Plan as amended and restated effective May 1, 1999, filed as Exhibit 10.3 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(7)
First Supplement to Benefits Restoration Plan as amended and restated effective January 1, 2000, filed as Exhibit 10.4 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.

(d)(8)
Second Supplement to Benefits Restoration Plan as amended and restated effective January 1, 2001, filed as Exhibit 10.5 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(9)
Kerr-McGee Corporation Supplemental Executive Retirement Plan as amended and restated effective February 26, 1999, filed as Exhibit 10.6 to the report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.
(d)(10)
First Supplement to the Kerr-McGee Corporation Supplemental Executive Retirement Plan as amended and restated effective February 26, 1999, filed as Exhibit 10.7 to the report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.
(d)(11)
Amended and Restated Second Supplement to the Kerr-McGee Corporation Supplemental Executive Retirement Plan as amended and restated effective February 26, 1999, filed as Exhibit 10.8 to the report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
(d)(12)	The Long Term Incentive Program as amended and restated effective May 9, 1995, filed as Exhibit 10.5 on Form 10-Q for the quarter ended March 31, 1995, and incorporated herein by reference.
(d)(13)	The Kerr-McGee Corporation 1998 Long Term Incentive Plan effective January 1, 1998, filed as Exhibit 10.4 on Form 10-Q for the quarter ended March 31, 1998, and incorporated herein by reference.
(d)(14)	The Kerr-McGee Corporation 2000 Long Term Incentive Plan effective May 1, 2000, filed as Exhibit 10.4 on Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.
(d)(15)	The 2002 Long Term Incentive Plan effective May 14, 2002, filed as Exhibit 10.2 on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.
(d)(16)	The 2002 Annual Incentive Compensation Plan effective May 14, 2002, filed as Exhibit 10.1 on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.
(d)(17)	Kerr-McGee Corporation Performance Share Plan effective January 1, 1998, filed as Exhibit 10.19 to the Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
(d)(18)
Oryx Energy Company 1992 Long-Term Incentive Plan, as amended and restated May 1, 1997, filed as Exhibit 10.15 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(19)
Oryx Energy Company 1997 Long-Term Incentive Plan, as amended and restated May 1, 1997, filed as Exhibit 10.16 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(20)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Luke R. Corbett filed as Exhibit 10.10 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.
(d)(21)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Kenneth W. Crouch filed as Exhibit 10.11 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.
(d)(22)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Robert M. Wohleber filed as Exhibit 10.12 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.

(d)(23)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Gregory F. Pilcher filed as Exhibit 10.14 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.
(d)(24)	Agreement, dated as of September 3, 2002, between the company and David A. Hager, filed as Exhibit 10.21 on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
(d)(25)
Registration Rights Agreement, dated as of April 6, 2004, among Kerr-McGee Corporation, Westport Energy LLC, Medicor Foundation and EQT Investments, LLC, filed as Exhibit 99.7 to the company's Current Report on Form 8-K dated April 8, 2004, and incorporated herein by reference.
(d)(26)	Compensation Plan for Directors and tax reimbursement arrangement, filed as Exhibit 10.1 to the current report on Form 8-K dated January 18, 2005, and incorporated herein by reference.
(d)(27)	2005 Performance Measures for Annual Incentive Compensation Plan, filed as Exhibit 10.2 to the current report on Form 8-K dated January 18, 2005, and incorporated herein by reference.
(d)(28)	Oryx Energy Company Executive Retirement Plan, as amended and restated January 1, 1995, filed as Exhibit 10.34 on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
(d)(29)
Agreement, dated April 14, 2005, between the company, Carl C. Icahn, Barberry Corporation, Hopper Investments, LLC, High River Limited Partnership, Icahn Partners Master Fund LP, Icahn Offshore LP, CCI Offshore LLC, Icahn Partners LP, Icahn Onshore LP and CCI Onshore LLC and Barry Rosenstein, Gary Claar and JANA Partners LLC, filed as Exhibit 10.1 to the current report of Form 8-K dated April 14, 2005, and incorporated herein by reference.
(d)(30)	Oryx U.K. Energy Company Share Ownership Plan, dated May 24, 1990, by and between Oryx U.K. Energy Company and Noble Lowndes Settlement Trustees Limited.**
(d)(31)	First Supplemental Deed relating to the Oryx U.K. Energy Company Share Ownership Plan, dated March 6, 1997, by and between Oryx U.K. Energy Company and Noble Lowndes Settlement Trustees Limited.**
(d)(32)	Second Supplemental Deed relating to the Oryx U.K. Energy Company Share Ownership Plan by and among Oryx U.K. Energy Company, Noble Lowndes Settlement Trustees Limited and Kerr-McGee Corporation.**
(d)(33)
Kerr-McGee (U.K.) Employee Share Plan, dated March 21, 2002, by and among KM Investment Corporation, Kerr-McGee North Sea (U.K.) Limited, Kerr-McGee Pigments (Europe) Limited and Mourant ECS Trustees Limited.**

*
Previously filed on Schedule TO on April 18, 2005.

**
Filed herewith.

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SIGNATURE
INDEX TO EXHIBITS